Exhibit 99.1

FORESIGHT AUTOMOTIVE Investor Conference NASDAQ/TASE: FRSX June 2019

Forward - Looking Statement This presentation of Foresight Autonomous Holdings Ltd. (the “ Company ” ) contains “ forward - looking statements ” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “ expects, ” “ anticipates, ” “ intends, ” “ plans, ” “ believes, ” “ seeks, ” “ estimates ” and similar expressions or variations of such words are intended to identify forward - looking statements. For example, the Company is using forward - looking statements in this presentation when it discusses the potential of its products, sales of its products, collaboration with the Chinese Tier One supplier, possible government funding, Eye - Net Mobile Ltd. ’ s fund raising activity, and statements regarding the sufficiency of such funds, Eye - Net ’ s planned milestones, and Rail Vision Ltd. ’ s roadmap and goals . Forward - looking statements are not historical facts, and are based upon management ’ s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management ’ s expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward - looking statements. Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company ’ s reports filed from time to time with the Securities and Exchange Commission ( “ SEC ” ) including, but not limited to, the risks detailed in the Company ’ s registration statement on Form 20 - F, filed with the SEC. Forward - looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws. If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements.

About Foresight Holdings Vision based systems for railway safety, security and maintenance Vision based accident prevention and autonomous driving systems Rail Vision 100 % Cellular based V 2 X system 100% 28.91%  23.30%   76.70 %  Foresight Autonomous Holdings (FRSX) Public Float AUTOMOTIVE

Foresight Automotive

QuadSight Technology 5 Fusion of stereo visible and stereo thermal imaging Advanced algorithms for 3 D image analysis Detection by first frame (NO classification needed) Passive sensor, free of mutual interference

Evaluation Kits Verticals OEM ’ s Electrical Trucks Tier 1 ’ s Evaluation Kit Verticals 6

Prototype Systems Sold • Europe - 2 x leading vehicle manufacturers • China – leading electrical vehicle OEM • Israel – Elbit Systems • More to come … .

From Evaluation Kit to Commercial Product “ Up - to - specs ” kit purpose: Evaluate specs Receive detailed specifications for integrated product 8

Evaluation Kit Installed on Customer ’ s Vehicle 9

First Commercial Contract – Elbit Systems A global defense company, land division Targeted for vehicles for the defense industry Exclusive rights in Israel and globally Software license – thousands of dollars per license Support & maintenance services for additional fees Modifications entail additional cost Extend current product capabilities, especially for trucks

Technological Agreement with Chinese Tier One Supplier Chinese Tier One supplier develops automatic safety solutions for Chinese OEMs Aim to integrate QuadSight into existing projects of the supplier Agreement includes sale of a QuadSight prototype system Foresight and the Chinese supplier have each applied for Israel - China bilateral governmental funding programs

Roadshows

Awards – Industry Recognition CES Innovation Award New Mobility World 2018 Edison Awards Gold Winner

PROTECTING PEOPLE

About Eye - Net Mobile • A technology product company, engaged in development of a revolutionary V 2 X cellular - based road user safety platform. • The core development had been running within Foresight Automotive company for almost 2 years prior for establishing the activity as a designated independent company in May 2018 . About $$$ Status • Up to date funding ~ $ 2.5 M • Funding source - Foresight Automotive • Currently under Series A Financing round - $ 3 M (will fund the coming 18 months) • 10 employees – COO , VP R&D, Director of Products, R&D team • Feasibility has been completed POC already operational • Dozens of successful demos (Israeli Police Force, National Road Safety Authority, municipalities) • Patent cooperation treaty application (PCT) submitted “ System & method for preventing accidents & collisions (vehicles & pedestrians) ” • 4 Trials / Integrations – 2 trials with local municipalities + 1 Integration with cellular provider

186 336 716 365 0 100 200 300 400 500 600 700 800 1949 1951 1953 1955 1957 1959 1961 1963 1965 1967 1969 1971 1973 1975 1977 1979 1981 1983 1985 1987 1989 1991 1993 1995 1997 1999 2001 2003 2005 2007 2009 2011 2013 2015 2017 What We Are Aiming To Solve FATALITIES IN ROAD ACCIDENTS IN ISRAEL 1949 - 201  Smartphones usage Source: Trends in Road Safety in Israel 2015 , Israel National Road Safety Authority, September 2016 + updated data from Central Bureau of Statistics

Unique Characteristics Optimized for minimal system resources consumption Runs as a background process on iOS & Android - based mobile phones. Advanced algorithms to compensate for latency and optimize alert timing Compatible with android - based car infotainment systems Protects most vulnerable road users: pedestrians, cyclists, scooter drivers and car drivers. Relies on existing infrastructure Requires no special certification Works under all weather and lighting conditions.

Achievements and Planned Milestones Achieved Mar 2018 » Demo version ready, completion of feasibility. » Multi - participants trial ( 120 participants – employees, family and friends) May 2018 » Smart infrastructure integration trial, in collaboration with Ashdod municipality Aug 2018 » Integration with one of the leading cellular service providers in Israel Feb 2019 » Smart transportation trial in Netanya municipality » MWC (Barcelona 2019 ) Next Milestone Q 3 2019 » Large scale trial (thousands of participants) in Israel

□ Feasibility stage has been completed □ Currently striving to complete POC and consolidate MVP □ One patent under PCT stage □ The company is on the verge of challenging period x Transitioning from technology to product x Collaborations with municipalities, cellular network providers and automotive OEMs □ Eye - Net is a global solution that answers a real need x Smart x Simple x Save lives x Save money x Short penetration cycle Summary

RAIL VISION

Short - term vs. Long - term Vision & Roadmap 1 st GEN Driver assistance Reduce driver cognitive load Improve safety & productivity Save money 2 st GEN Driverless train “ Eyes ” of the train and control center Improve operational flexibility

Rail Vision ’ s Solution An Array of Sensors Deep Learning Human Machine Interface

Sensor Fusion

Rail Vision ’ s Achievements Today Detection Features Humans Cyclists Vehicles Animals Wagon Trains Signaling + Assignment to track Signs Braking Shoes

What Rail Vision Aims for Tomorrow Infrastructure Detection Predictive Maintenance Catenary Poles Tracks Gravels Sleepers Bridges Switch state Control box Rails integrity Visual continuity and defects Thermal behavior Switches Routine integrity and measurements Signals and signs Routine integrity and measurements Stationary deployed systems Shape, placement

Thank You www.foresightauto.com Info@foresightauto.com @ ForesightAuto Foresight Automotive 26